Exhibit 99.12

This announcement is neither an offer to exchange nor a solicitation of an offer to exchange the Shares (as defined below). The Exchange Offer (as defined below) is made only by the Prospectus-Offer to Exchange (as defined below), the letter of transmittal and related Exchange Offer materials and any amendments or supplements thereto, and is being made to all holders of shares of Viacom Class A Common Stock and Viacom Class B Common Stock (each as defined below). Viacom (as defined below) is not offering to exchange, or soliciting any offers to exchange, Shares pursuant to the Exchange Offer in any jurisdiction in which those offers or exchanges would not be permitted. In those jurisdictions in the United States where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of Viacom by Bear, Stearns & Co. Inc. or Goldman, Sachs & Co. (the “co-dealer managers”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

2.575 Shares of Class A Common Stock

and

2.575 Shares of Class B Common Stock

of

Blockbuster Inc.

which are owned by Viacom Inc.

for

Each Outstanding Share of Class A Common Stock or Class B Common Stock of

Viacom Inc.

Viacom Inc., a Delaware corporation (“Viacom”), is offering to exchange (the “Exchange Offer”) 2.575 shares of Class A Common Stock, par value $0.01 per share (“Blockbuster Class A Common Stock”), of Blockbuster Inc., a Delaware corporation (“Blockbuster”), and 2.575 shares of Class B Common Stock, par value $0.01 per share (“Blockbuster Class B Common Stock” and together with the Blockbuster Class A Common stock, the “Shares”), of Blockbuster for each outstanding share of Class A Common Stock, par value $0.01 per share (“Viacom Class A Common Stock”), of Viacom or Class B Common Stock, par value $0.01 per share (“Viacom Class B Common Stock” and together with Viacom Class A Common Stock, “Viacom Shares”), of Viacom that is validly tendered and not properly withdrawn, up to an aggregate of 27,961,165 Viacom Shares. The terms and conditions of the Exchange Offer are described in the Prospectus-Offer to Exchange, dated September 8, 2004 (the “Prospectus-Offer to Exchange”) and the related Exchange Offer materials.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 5, 2004, UNLESS THE EXCHANGE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

As of September 8, 2004, Viacom owns 144 million shares of Blockbuster Class B Common Stock, representing all of the outstanding shares of Blockbuster Class B Common Stock. In connection with the Exchange Offer, Viacom has agreed to convert 72,000,000 shares of Blockbuster Class B Common Stock on a one-for-one basis into Blockbuster Class A Common Stock (the “Blockbuster Converted Class A Common Stock”) and offer both classes of stock in the Exchange Offer as more fully described in the Prospectus-Offer to Exchange. Following the completion of the Exchange Offer, the aggregate outstanding Blockbuster common stock will consist of approximately 60% Blockbuster Class A Common Stock and 40% Blockbuster Class B Common Stock.

In addition to the Blockbuster Converted Class A Common Stock, Viacom also owns approximately 3.6 million shares of Blockbuster Class A Common Stock, which Viacom previously purchased in the open market. These shares of Blockbuster Class A Common Stock are not being offered in the Exchange Offer. Viacom intends to dispose of all of these shares of Blockbuster Class A Common Stock prior to the completion of the Exchange Offer by contributing these shares to the Viacom Pension Plan.

Viacom will distribute up to 72,000,000 shares of Blockbuster Class B Common Stock and 72,000,000 shares of Blockbuster Converted Class A Common Stock in the Exchange Offer. If Viacom stockholders tender more than 27,961,165 Viacom Shares in the aggregate, all of the Viacom Shares that are properly tendered will be accepted for exchange on a pro rata basis pursuant to the terms of the Exchange Offer, except that stockholders who own fewer than 100 shares of either Viacom Class A Common Stock or Viacom Class B Common Stock who validly tender all of their shares may elect not to be subject to proration.

The Exchange Offer is conditioned on, among other things, the tender of at least 16,776,699 Viacom Shares so that Viacom can exchange at least 60% of the shares of Blockbuster Class B Common Stock and Blockbuster Converted Class A Common Stock that Viacom owns (the “Minimum Amount Condition”). If the Minimum Amount Condition is not satisfied, Viacom expressly reserves the right, in its sole discretion, to extend or terminate the Exchange Offer and not accept for exchange any Viacom Shares.

For purposes of the Exchange Offer, Viacom will be deemed to have accepted for exchange, and thereby exchanged, Viacom Shares validly tendered and not properly withdrawn if and when Viacom notifies the exchange agent of its acceptance of the tenders of those Viacom Shares pursuant to the Exchange Offer. The exchange agent will cause Shares and cash in lieu of fractional Shares to be credited to book-entry accounts maintained for the benefit of the tendering stockholders in exchange for Viacom Shares pursuant to the Exchange Offer as soon as practicable after receipt of Viacom’s notice and determination of the final proration factor. In all cases, the exchange of Viacom Shares will be made only after receipt by the exchange agent, on or prior to the Expiration Date (as defined below), of (i) certificates for such Viacom Shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at The Depository Trust Company), unless such shares are held through the Viacom Dividend Reinvestment Plan (the “Viacom DRP”) and (ii) a properly completed and duly executed letter of transmittal or an agent’s message (as described in the Prospectus-Offer to Exchange) in connection with the book-entry transfer of shares, together with any other documents required by the letter of transmittal. “Expiration Date” means 12:00 midnight, New York City time, on October 5, 2004 or any later date to which the Exchange Offer is extended by Viacom. Under no circumstances will interest be paid by Viacom pursuant to the Exchange Offer, regardless of any delay in making such exchange.

Viacom expressly reserves the right, in its sole discretion, for any reason, including the non-satisfaction of any of the conditions specified in the Prospectus-Offer to Exchange in the section entitled “The Exchange Offer—Conditions for Completion of this Exchange Offer,” including in the event the Exchange Offer is undersubscribed, to extend the period of time during which the Exchange Offer is open or to amend the terms of the Exchange Offer in any respect, including changing the exchange ratio. Viacom will publicly announce any such extension or amendments by 9:00 a.m., New York City time, on the next business day following any such extension or amendment.

Tendered Viacom Shares may be withdrawn at any time prior to the Expiration Date and may also be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer, unless theretofore accepted for exchange by Viacom. Once Viacom accepts Viacom Shares for exchange, a tender is irrevocable. To be effective, a written, telex or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the Expiration Date at one of its addresses set forth on the back cover of the Prospectus-Offer to Exchange and must specify the name, address and social security number of the person whose tendered Viacom Shares are to be withdrawn and the number of shares and certificate number, if applicable, of Viacom Shares to be withdrawn. All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered shares of Viacom Class A Common Stock or Viacom Class B Common Stock will be determined by Viacom in its sole discretion, which determination will be final and binding on all tendering stockholders. None of Viacom, Blockbuster, the co-dealer managers, the information agent, the exchange agent or any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawals.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus-Offer to Exchange and is incorporated herein by reference.

None of Viacom, Blockbuster, any of their respective officers or directors or the co-dealer managers makes any recommendation as to whether or not stockholders should tender their Viacom Shares. Stockholders must make their own decisions after reading the Prospectus-Offer to Exchange and related Exchange Offer materials.

The Prospectus-Offer to Exchange, the letter of transmittal and related Exchange Offer materials are being sent to registered holders of Viacom Shares, including Viacom Shares held through the Viacom DRP, participants who hold shares of either Viacom Class A Common Stock or Viacom Class B Common Stock in a Viacom or Blockbuster employee benefit plan that are eligible to be tendered in the Exchange Offer under the terms of the plans and brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on Viacom’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Viacom Shares.

The Exchange Offer will be tax-free for U.S. federal income tax purposes to Viacom and its stockholders, except with respect to any cash received in lieu of fractional shares of Blockbuster Class A Common Stock and Blockbuster Class B Common Stock. Viacom stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the Exchange Offer.

The Prospectus-Offer to Exchange, the letter of transmittal and the related Exchange Offer materials contain important information which should be read carefully before any decision is made with respect to the Exchange Offer.

Questions and requests for assistance or for additional copies of the Prospectus-Offer to Exchange, the letter of transmittal and other Exchange Offer materials may be directed to the information agent or the co-dealer managers, at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at no charge.

The information agent for the Exchange Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL-FREE (800) 322-2885

E-mail: proxy@mackenziepartners.com

The co-dealer managers for the Exchange Offer are:

Bear, Stearns & Co. Inc.	Goldman, Sachs & Co.
383 Madison Avenue	85 Broad Street
New York, New York 10179	New York, New York 10004
Call: (866) 696-7905	Attn: Registration Department
Call: (212) 902-1000

Stockholders of Viacom are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Prospectus-Offer to Exchange, as well as any other documents relating to the Exchange Offer that are filed with the SEC when they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399.

September 8, 2004